UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2014

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐  Yes     ☒  No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	March 25, 2014	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

RESOLUTION PASSED BY

THE BOARD AND CHANGE OF VICE PRESIDENT

CHANGE OF VICE PRESIDENT

The board of directors (the “Board”) of China Eastern Airlines Corporation Limited (the “Company”) hereby announces that (i) Mr. Sun Youwen (“Mr. Sun”) has been appointed as a vice president of the Company; and (ii) Mr. Shu Mingjiang (“Mr. Shu”) has ceased to be a vice president of the Company, due to his other business engagements, both with effect from 24 March 2014.

RESOLUTION PASSED BY THE BOARD

Pursuant to the articles of association and the rules for the meeting of board of directors (董事會議事規則) of the Company and as convened by Mr. Liu Shaoyong, the Chairman, the sixth regular meeting of the seventh session of the Board was held on 24 March 2014 by way of correspondence. The following resolution was unanimously approved:

The resolution regarding the change in vice president of the Company was considered and approved.

It is agreed that Mr. Sun be appointed as a vice president of the Company for a term consistent with the current session of the Board; and it is agreed that Mr. Shu ceased to be a vice president of the Company due to his other business engagements.

The biographical details of Mr. Sun are set out as follows:

Mr. Sun is currently the chief pilot and the general manager of the shanghai flight division of the Company. Mr. Sun joined the civil aviation industry in 1980, and served as a squadron leader and the leader of the shanghai flight division of the Company. He served as the vice president of China Eastern Airlines Jiangsu Corporation Limited from April 2007 to November 2009 and the general manager of the shanghai flight division of the Company from December 2009 to April 2012. He has been appointed as the chief pilot of the Company and the general manager of the shanghai flight division of the Company since April 2012. Mr. Sun graduated from the Flight College of Civil Aviation Flight University of China (中國民用航空飛行學院), majored in aircraft driving and obtained an Executive Master of Business Administration (EMBA) degree from the Institute of Management of Fudan University.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Joint Company Secretary

The directors of the Company as at the date of this announcement are:

Liu Shaoyong	(Chairman)
Ma Xulun	(Vice Chairman, President)
Xu Zhao	(Director)
Gu Jiadan	(Director)
Li Yangmin	(Director, Vice President)
Tang Bing	(Director, Vice President)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)
Li Ruoshan	(Independent non-executive Director)
Ma Weihua	(Independent non-executive Director)

Shanghai, the People’s Republic of China

24 March 2014

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